INVEST IN **SOUND FOODS**

Forming Nutrition-rich Whole Foods Using Ultrasonic Waves


SOUND

soundsnacking.com Los Angeles CA

Featured Investors

Alexander Daniel SIROKY

Syndicate Lead

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SOUND Foods has delivered a true advancement in food manufacturing that delivers the promise of good technology: more from less. Their captive tech creates better, unique food products using a fraction of the energy and costs that current manufacturing techniques require. It's a platform with significant amounts of optionality and applications, and scalability beats everything else out there. The challenges of bringing this tech to market and grabbing a customer base have been deftly and adroitly executed by Don, David & team. I strongly believe that SOUND Foods is ushering in a new wave to the benefit of consumers/customers and investors alike.

Invested $25,000 this round & $200,000 previously

Highlights

1. $6M+ Military order in hand for 2024
2. Veteran founded

Our Team



Don Dillon CEO



David Cho CCO

Pitch

SOUND

SOUND

The food technology that the US Warfighter needs
and that the American consumer has been waiting for.

Warfighter is carrying impossible loads

Food is both "fuel" and additional load for the entire Soldier weapon system



60-100 pound loads, cannot sacrifice armor, ammunition, communications or batteries



Standard MREs (Meals Ready-to-Eat) are too bulky for 3 day missions; "field stripping"


CHOCOLATE FLAVOR
FIRST STRIKE
NUTRITIOUS ENERGY BAR

Current Military First Strike bars require heavy use of syrups & fillers to achieve 3 year shelf life

Current bar production process

Designed for candy bars, requires taste, texture or nutritional compromises to the product



Requires high filler or sugar binding matrix for slab & roller production process



Results in overly chewy texture & need for sugars or chemical flavors to mask taste of fillers



Requires large footprint & large batch sizes; multiple heating steps impact final taste & texture

https://www.youtube.com/watch?v=JMpWY'Dz5

Invented a new way of making bars & food

Ultrasonic agglomeration of whole & powder ingredients, literally making food with sound



No fillers; ingredients selected for taste, texture, or nutrition; Coconut Almond flavor



Instantaneous forming at low temperature, small production footprint & any batch size



Calorically dense, real food taste & texture; 50g & 300 cal vs. 65g & 274 cal First Strike Bar

Ukraine has transformed Military Feeding

Complete change in priorities & urgency; largest nutritional payload in smallest package


Skittles

Previous focus on comforting the Warfighter & reminders of home; MRE pizza & candy

Future Army Brigades Will Fight for a Week Without Resupply, General Says



Near peer threats have placed focus on reduced size & weight; will have to carry 7 days of food

U.S. ARMY

New strategy paves way for industrial base modernization



Priority on maintaining a warm industrial base for Food like with Weapons & Ammunition

Superior Military & Consumer products

$6M+ Military order in hand for 2024 with wide range of other products in development


CRACKERS
FIRST STRIKE

Coconut Almond bar specified for 2 of 24 MRE menus in **2024**
2.5M units
$6M+ revenue

$60M SOM



Coconut Almond bar also specified for advanced Close Combat Assault Ration (CCAR) launching in 2024

$10M SOM



Replacing desserts, coffee kits & caffeinated gum to reduce weight & volume of individual & group MRE components

$500M SAM


PRO BAR
CLIF

US Consumer snack bar market

$800M TAM

Revenue in pipeline is expected, but not guaranteed.

Competition limited by current processes

Syrups & fillers for shelf life & moist mouth feel reduce caloric density & ruin texture



Vacuum microwave drying expensive & ingredient limited



MRE bars have to use syrups; SOUND can process with high fat



MRE components are outdated; cookies vs. Cookies & Cream bar



Consumer bars taste & texture suffer after 3 years in storage

You can eat an entire SOUND bar without even a sip of water.

Great taste, texture & clean burn experience

One-of-a-kind experience driven by the patented technology, process & ingredients


COCONUT ALMOND BAR
SOUND

Military High Energy Coconut Almond bar also initial consumer launch flavor



Cookies & Cream, Maple Mocha, SMORES, & Chicken & Quinoa currently in Army evaluation



Finalizing Vegan Vanilla, High Protein Mocha, Cheddar Cheese Cracker, & Coffee caffeinated

Coconut Almond might not be your favorite, but after trying one you will be convinced that SOUND will make your favorite flavor soon.

Phased approach to different business models

Positioned for a desired phased approach to B2B Military, DTC, Licensing & Wholesale


COCONUT ALMOND BAR

Military: Fulfill 2024 2.5M unit, $6M+ order to demonstrate capacity

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Expand flavors and number of MRE Menus

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Partner to develop new products across Military Feeding platforms

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Explore other government outlets



Consumer: Launch DTC to generate PR & establish credibility



Approach Big Foods after establishing capacity & fulfillment



Partner with brands & influencers to generate awareness & demand



Expand into wholesale channels & explore experiential Retail

* in 000s	2023	2024	2025	2026	2027	2028
Military Revenue*	$525	$9,250	$17,466	$25,740	$43,460	$61,830
Military Units Sold	210,000	3,700,000	6,850,000	9,900,000	16,400,000	22,900,000
Close Combat Assault Ration (CCAR) Units	10,000	100,000	1,000,000	1,500,000	2,000,000	2,500,000
MRE44 2.5M Units (2 Menus)	200,000	2,300,000				
MRE45 3.75M Units (3 Menus)		300,000	3,450,000			
MRE46 5M Units (4 Menus)			400,000	4,600,000		
MRE47 10M Units (8 Menus)				800,000	9,200,000	
MRE48 20M Units (12 Menus)					1,200,000	13,800,000
MRE49 30M Units (16 Menus)						1,600,000
Other Direct Military & Govt Sales		1,000,000	2,000,000	3,000,000	4,000,000	5,000,000
Military Unit Price (Avg)	$2.50	$2.50	$2.55	$2.60	$2.65	$2.70
Military Gross Profit*	$210	$4,625	$9,383	$13,900	$23,903	$34,625
Military GM%	40%	50%	54%	54%	55%	56%
Consumer DTC Revenue*	$20	$1,050	$2,200	$3,450	$4,800	$6,250
Consumer DTC Units Sold	10,000	500,000	1,000,000	1,500,000	2,000,000	2,500,000
Consumer DTC Unit Price (Avg)	$2.00	$2.10	$2.20	$2.30	$2.40	$2.50
Consumer DTC Gross Profit*	$4	$420	$990	$1,725	$2,400	$3,125
Consumer DTC GM%	20%	40%	45%	50%	50%	50%
Consumer Wholesale Revenue*	$10	$2,100	$4,400	$6,900	$9,600	$12,500
Consumer Wholesale Units Sold	10,000	2,000,000	4,000,000	6,000,000	8,000,000	10,000,000
Consumer Wholesale Unit Price (Avg)	$1.00	$1.05	$1.10	$1.15	$1.20	$1.25
Consumer Wholesale Gross Profit*	$1	$420	$924	$1,518	$2,208	$3,000
Consumer Wholesale GM%	10%	20%	21%	22%	23%	24%
Big Food Licensing Revenue*	$0	$500	$1,000	$2,000	$4,000	$8,000
Big Food Licensing Gross Profit*	$0	$500	$1,000	$2,000	$4,000	$8,000
Big Food Licensing GM%	100%	100%	100%	100%	100%	100%
Total Revenue*	$555	$12,900	$25,066	$38,090	$61,860	$88,580
Total Gross Profit*	$215	$5,955	$11,397	$19,143	$32,511	$48,750
Total Expenses*	$500	$4,000	$6,000	$8,000	$10,000	$12,000
% Growth		700%	50%	33%	25%	20%
EBIT	-$285	$1,955	$5,397	$11,143	$22,511	$36,750
EBIT Margin %	-51%	15%	24%	29%	36%	41%
Full-Time Headcount	2	3	4	5	6	8
Avg Revenue / Employee*	$278	$4,300	$6,267	$7,618	$10,310	$11,073
Founder Funding* ($2M pre-2022)						
Investor Funding* (1M pre-2023)	$2,000					
Cash (End of Period)*	$1,715	$1,955	$5,397	$11,343	$22,511	$36,750

Forward-looking projections cannot be guaranteed.

Team needed for this particular startup



Don Dillon
Founder & CEO (Full Time)
U.S. Navy Veteran
Former investment banker & private investor
Founder of glass construction company



David Cho
Product & Marketing (Full Time)
Nike strategy & brand marketing
Adidas product marketing, GTM & DTC
Two previous consumer Seed startups



Rachel Zemser
Food Science
Food & Culinary Scientist
Food Science Innovation Lab
Big brand & startup experience



Steve Moody
Military Feeding
Former Director Combat Feeding Directorate
15 years in DoD Combat Feeding
24 years as US Army Warrant Officer



John Kowalchik
Military Food Production & Sales
Former CEO, Wornick Foods
1 of 3 MRE assemblers
Former CEO, Baxters North America



Tim Herren
Ultrasonic Technology
40+ years of ultrasonic welding experience
Former West regional manager for Branson
Leading ultrasonic welding manufacturer

$2M Seed B for Consumer business models

Sharpen consumer product range, storytelling & GTM capabilities



Partnered with leading Military food producer to leverage their Equipment, Ingredients & Labor


SOUND

Raised $1M Seed A in Fall 2022 for small scale Consumer launch in Q1


MENU II
PIZZA SLICE, CHEESE
MRE
MENU 13
CHEESE
TORTELLINI

This round gets SOUND to cash flow positive, payments from MRE assemblers in Q1 2024